UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-287130-01

HOTEL101 GLOBAL PTE. LTD.
(Exact name of registrant as specified in its charter)

20 Cecil Street #04-03 Plus Building Singapore 049705 + 65 6513 8565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) None
(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note

This Form 15 is filed by Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, as a co-registrant on the registration statement on Form F-4 filed by Hotel101 Global Holdings Corp. (the “Parent”) in connection with the business combination (the “Business Combination”) pursuant to the agreement and plan of merger, dated as of April 8, 2024 (and as amended on September 3, 2024, the “Merger Agreement”), by and among the Parent, Hotel of Asia, Inc., DoubleDragon Corporation, DDPC Worldwide Pte. Ltd., Hotel101 Worldwide Private Limited, Hotel101 Global Pte. Ltd., HGHC 4 Pte. Ltd., HGHC 3 Corp. and JVSPAC Acquisition Corp.

The Business Combination was consummated on June 30, 2025. As a result of the Business Combination, Hotel101 Global Pte. Ltd. has become a wholly-owned subsidiary of the Parent. This Form 15 relates solely to the reporting obligations of Hotel101 Global Pte. Ltd. under the Securities Act of 1934, as amended. The ordinary shares of the Parent, par value $0.0001 per share, remain listed on The Nasdaq Stock Market LLC under the ticker symbol “HBNB” and are unaffected by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hotel101 Global Pte. Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 15, 2025	Hotel101 Global Pte. Ltd.

	By:	/s/ Marriana Henares Yulo
	Name:	Marriana Henares Yulo
	Title:	Director

[Signature Page to Form 15]